Exhibit (h)(2)(i)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification of Undertaking to Reimburse

Selected Fund Expenses and Waive Selected Fees

NOTIFICATION made as of December 1, 2015 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”), with respect to GMO SGM Major Markets Fund (formerly GMO Systematic Global Macro Opportunity Fund) (the “Fund”), a series of the Trust.

WHEREAS, the Advisor has historically paid for some of the operating expenses of the Fund; and

WHEREAS, the Advisor has historically waived some or all of the management and shareholder service fees charged by the Fund, to the extent that the Fund invests in other series of the Trust (collectively, the “GMO Funds”), in order to prevent the double payment of such fees; and

WHEREAS, the Advisor wishes to simplify those expense reimbursement undertakings and combine them into one document.

NOW, THEREFORE, the Advisor hereby notifies the Trust that, provided that the fee rate set forth in (i) the Amended and Restated Management Contract between the Fund and the Advisor and (ii) the Amended and Restated Servicing and Supplemental Support Agreement between the Trust and the Advisor remain unchanged, the Advisor shall, as set forth below, pay a portion of the expenses of the Fund through December 1, 2016 (and any subsequent periods as may be designated by the Advisor by notice to the Trust).

Operating Expense Reimbursement

The Advisor will reimburse the Fund for its “Specified Operating Expenses” (as defined below).

Specified Operating Expenses

As used in this Notification, “Specified Operating Expenses” means: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses, expenses of non-investment related legal services provided to the Fund by or at the direction of the Advisor, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses.

Management Fee Waiver

The Advisor will waive or reduce the Fund’s management fee, but not below zero, to the extent necessary to offset the management fees paid to the Advisor that are directly or indirectly borne by the Fund as a result of the Fund’s direct or indirect investments in other GMO Funds.

Shareholder Service Fee Waiver

The Advisor will waive or reduce the shareholder service fee charged to holders of each class of shares of the Fund, but not below zero, to the extent necessary to offset the shareholder service fees directly or indirectly borne by the class of shares of the Fund as a result of the Fund’s direct or indirect investments in other GMO Funds.

Miscellaneous

In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the net asset value of each class of shares of the Fund.

Please be advised that all previous notifications by the Advisor with respect to fee waivers and/or expense limitations regarding the Fund shall hereafter be null and void and of no further force and effect.

IN WITNESS WHEREOF, the Advisor has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
Name: J.B. Kittredge
Title: General Counsel